UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42016

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED

(Registrant’s Name)

10/F, Seaview Centre, No. 139-141 Hoi Bun Road
Kwun Tong, Kowloon, Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into Material Agreements; Closing of Regulation S Private Placement

On October 22, 2026 (the “Signing Date”), Neo-Concept International Group Holdings Limited (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with the purchasers named therein (each, a “Purchaser”), pursuant to which the Company agreed to sell and issue an aggregate of 4,400,000 Class A ordinary shares of a par value of US$0.0025 each (the “Class A Ordinary Shares”) to the Purchasers at a purchase price of US$0.30 per share, for aggregate gross proceeds of US$1,320,000, in a private placement (the “Private Placement”).

The Private Placement was conducted exclusively in offshore transactions outside the United States to persons who are not “U.S. persons” in reliance upon Regulation S (“Regulation S”) under the Securities Act of 1933, as amended (the “Securities Act”), and the offering of the Class A Ordinary Shares was made pursuant to Category 2 of Rule 903 of Regulation S, with a 40-day distribution compliance period. The Class A Ordinary Shares issued in the Private Placement have not been registered under the Securities Act, are “restricted securities” within the meaning of Rule 144 under the Securities Act, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration under the Securities Act or an applicable exemption from the registration requirements thereof.

In connection with the Private Placement, the Company entered into an introducer agreement, dated October 22, 2026 (the “Introducer Agreement”), with Winbull Securities International (Hong Kong) Limited (the “Introducer Agent”), a corporation licensed by the Securities and Futures Commission of Hong Kong, pursuant to which the Introducer Agent agreed to introduce prospective non-U.S. investors to the Company. The Introducer Agent is not registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, did not offer or sell any securities to any U.S. person, and did not engage in any directed selling efforts in the United States in connection with the Private Placement. The Introducer Agent is not purchasing any Class A Ordinary Shares and is not acting as an underwriter or as an agent for the Purchasers. As compensation for its services, the Company agreed to pay the Introducer Agent a cash success fee equal to 2.0% of the gross proceeds of the Private Placement.

The closing of the Private Placement occurred on October 26, 2026, and the Company issued an aggregate of 4,400,000 Class A Ordinary Shares to the Purchasers, raising gross proceeds of US$1,320,000 before deducting the Introducer Agent’s fee and other offering expenses payable by the Company. The Company intends to use the net proceeds from the Private Placement for working capital and other general corporate purposes.

The foregoing summaries of the Purchase Agreement and the Introducer Agreement do not purport to set forth all of the terms thereof and are qualified in their entirety by reference to the full text of such documents.

This report shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

This Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3, as amended (File No. 333-297635), and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neo-Concept International Group Holdings Limited

Date: October 27, 2026

By:	/s/ Pengfei Jiang
Name:	Pengfei Jiang
Title:	Chairman of the Board and Chief Executive Officer

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